SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 5, 2024

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Announcement of LM Ericsson Telephone Company, July 3, 2024 regarding “Ericsson announces non-cash impairment charge mainly relating to Vonage”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: July 5, 2024

PRESS RELEASE July 3, 2024

Ericsson announces non-cash impairment charge mainly relating to Vonage

●	Non-cash impairment of SEK 11.4 billion to be recorded in the second quarter 2024, relating to the impairment of intangibles mainly attributed to the Vonage acquisition

●	Reflects lower anticipated market growth in some of Vonage’s current portfolio

●

The Ericsson strategy to build a new source of monetization for the telecom industry remains. Vonage is positioned at the center of digitalizing enterprises and society through the development of the Global Network Platform for network APIs; 12 partnerships with leading service providers have already been announced, with Singtel and Telstra added in Q2

Ericsson (NASDAQ: ERIC) today announces that, in accordance with IFRS accounting requirements, it will record a non-cash impairment charge of SEK 11.4 billion in the second quarter of 2024, primarily reflecting lower anticipated market growth rates in Vonage’s current portfolio. The Net income impact after tax will be SEK 11.4 billion and reported in segment Enterprise.

Niklas Heuveldop, Head of Business Area Global Communications Platform and CEO of Vonage says: “Given deterioration in the market environment and elective decisions we have made to refocus our investments in strategically prioritized areas, we have reassessed certain growth assumptions, resulting in a non-cash impairment of SEK 11.4 billion.”

Niklas Heuveldop adds: “We continue to advance our strategy to build a Global Network Platform for network APIs, which was the strategic impetus for the Vonage acquisition. We recently announced additional partnerships with leading mobile network operators and we see continued positive momentum across the industry. Through this strategy, we are making advanced 5G network capabilities available to the world’s developer community to accelerate the innovation of value-added applications for industry and society. This will open up new revenue streams for our operator customers and spur growth in the telecom industry.”

FOR FURTHER INFORMATION, PLEASE CONTACT

Contact person

Daniel Morris, Head of Investor Relations

Phone: +44 7386657217

E-mail: investor.relations@ericsson.com

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PRESS RELEASE July 3, 2024

Additional contacts

Stella Medlicott, Senior Vice President, Marketing and Corporate Relations

Phone: +46 730 95 65 39

E-mail: media.relations@ericsson.com

Investors

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director, Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: +46 76 128 47 89

E-mail: ralf.bagner@ericsson.com

Media relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Forward-looking statements

This release includes forward-looking statements, including expected write-down of our goodwill and other asset impairments, amounts of such impairments, effect of impairments on cash flow and dividend capacity, financial condition, performance and results of operations, business plans, objectives, market conditions, and assumptions upon which those statements are based including, in particular the following risks and uncertainties:

– Final determination of the extent of the impairment based on fair value analysis compared to carrying value

– Completion of the quarterly financial statements and review by our independent registered public accounting firm

– Potential changes in estimated impairment amounts based on the completion of the review process

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PRESS RELEASE July 3, 2024

– Extent of impairment impacts on cash flow and dividend capacity

– Our goals, strategies, planning assumptions and operational or financial performance expectations

– Industry trends, future characteristics and development of the markets in which we operate

– Our future liquidity, capital resources, capital expenditures, cost savings and profitability

– The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

– The ability to deliver on future plans and to realize potential for future growth

– Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

– Potential dividend capacity in future periods is assessed based on full year performance and is impacted by a variety of factors including earnings, business outlook and financial position.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim reports, and in “Risk Factors” in the Annual Report 2023.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

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PRESS RELEASE July 3, 2024

This is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 22:15 CEST on July 3, 2024.

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